4/5

07024133

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sogecable S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 04981 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/6/07

Sogecable, S.A.

Financial Statements and
Directors' Report for 2006
together with Auditors' Report

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Deloitte.

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of
Sogecable, S.A.:

1. We have audited the financial statements of SOGECABLE, S.A. comprising the balance sheet at 31 December 2006 and the related income statement and notes to the financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the evidence supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate and commercial law, for comparison purposes the Company's directors present, in addition to the 2006 figures for each item in the balance sheet and income statement and statement of changes in financial position, the figures for 2005. Our opinion refers only to the 2006 financial statements. On 15 February 2006, we issued our auditors' report on the 2005 financial statements, in which we expressed an unqualified opinion.

3. Since the Company is the head of a group and meets certain requirements, it is obliged under current legislation to prepare separate consolidated financial statements in accordance with International Financial Reporting Standard as adopted by the European Union (EU-IFRSs). On this same date, we issued our auditors' report on the aforementioned consolidated financial statements, containing an opinion qualified for a matter similar to that described in paragraph 4 below. Based on the contents of the aforementioned consolidated financial statements prepared in accordance with EU-IFRSs (see Note 4-d), the consolidated equity of the Parent amounted to approximately EUR 202 million, consolidated loss for the year amounted to approximately EUR 38 million, and total assets and revenue amounted to approximately EUR 2,284 million and EUR 1,654 million, respectively.

4. Law 35/2006 on Personal Income Tax and partially amending the Spanish Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws, which has modified the Spanish corporation tax rate applicable from 2007 onwards, was approved on 28 November 2006. The Company's directors have weighed up the various alternatives for recognising the effect of measuring the tax assets and liabilities recognised in the balance sheet at 31 December 2005 at the new tax rates, which amounts to EUR 44.4 million (see Note 8-e to the accompanying financial statements). As indicated in Note 8-e to the accompanying financial statements, the Company's directors decided that, without ceasing to measure properly the aforementioned assets and liabilities, reflecting the effect of this valuation should not affect the income statement so that the view of the operating performance during the year is not altered by a change in tax legislation, the impact of which only affects tax assets and liabilities recognised in prior years. Therefore, the amount of this effect was recognised with a charge to "Accumulated Losses" in the balance sheet. Under accounting legislation, the effect must be recognised with a charge to the income statement for the period in which the change in the tax rate is approved, although in any case, the balance of shareholders' equity reflected in the balance sheet at 31 December 2006 would not be changed in the event of the application of the aforementioned accounting legislation.

5. In our opinion, except for the effect of the matter discussed in paragraph 4 above, the accompanying financial statements for 2006 present fairly, in all material respects, the net worth and financial position of Sogecable, S.A. at 31 December 2006 and the results of its operations and the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

6. The accompanying directors' report for 2006 contains the explanations which the Company's directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the directors' report is consistent with that contained in the financial statements for 2006. Our work as auditors was confined to checking the directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE, S.L.
Registered in ROAC under no. S0692

Luis Jiménez Guerrero

14 February 2007

SOGECABLE, S.A.

FINANCIAL STATEMENTS
AND DIRECTORS' REPORT FOR 2006

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

BALANCE SHEETS AT 31 DECEMBER 2006 AND 2005

(Thousands of Euros)

ASSETS	2006	2005
NON-CURRENT ASSETS:		
Start-up costs	3,423	6,241
Intangible assets-	73,877	111,381
Intellectual property	1,253	1,127
Computer software	31,911	39,235
Rights on leased assets	11,266	11,266
Audiovisual rights	120,525	153,778
Allowances	(476)	(476)
Accumulated amortisation	(90,602)	(93,549)
Property, plant and equipment-	71,887	82,006
Land and buildings	42,371	42,371
Plant	24,358	23,451
Machinery and technical equipment	31,102	37,563
Computer hardware	12,118	10,895
Furniture and other items of property, plant and equipment	2,166	2,009
Accumulated depreciation	(40,228)	(34,283)
Long-term investments-	1,506,713	1,504,251
Investments in Group companies	1,288,580	1,148,658
Investments in associates	69,911	69,941
Long-term loans to Group companies	597,799	629,851
Long-term loans to associates	4,792	4,792
Other long-term receivables	349,680	350,416
Deposits and guarantees	288	287
Allowances	(804,337)	(699,694)
Total non-current assets	1,655,900	1,703,879
DEFERRED CHARGES	24,918	31,043
CURRENT ASSETS:		
Inventories	27,398	188,047
Accounts receivable-	156,877	272,640
Trade receivables for sales and services	37,495	43,643
Receivable from Group companies	82,956	147,638
Receivable from associates	7,596	20,649
Sundry accounts receivable	27,213	67,191
Tax receivables	5,550	2,228
Allowances	(3,933)	(8,709)
Short-term investments	174	204
Cash	25	311
Accrual accounts	6,269	23,899
Total current assets	190,743	485,101
TOTAL ASSETS	1,871,561	2,220,023

SHAREHOLDERS' EQUITY AND LIABILITIES	2006	2005
SHAREHOLDERS' EQUITY:		
Share capital	276,865	267,129
Share premium	814,114	705,968
Reserves	59,280	61,419
Legal reserve	12,533	12,533
Voluntary reserve	48,886	48,886
Other reserves	(2,139)	-
Accumulated losses	(668,110)	(581,534)
Loss for the year	(216,029)	(42,158)
Total shareholders' equity	266,120	410,824
LOANS FROM SHAREHOLDERS		
Subordinated loan from shareholders	193,928	193,928
	193,928	193,928
DEFERRED INCOME	-	21,183
PROVISIONS FOR CONTINGENCIES AND EXPENSES	13,115	50,703
NON-CURRENT LIABILITIES:		
Non-current bank borrowings	811,173	900,000
Finance lease payments payable	6	1,581
Total non-current liabilities	811,179	901,581
CURRENT LIABILITIES:		
Current bank borrowings	155,220	79,018
Finance lease payments payable	1,586	2,424
Payable to Group companies	207,630	170,892
Payable to associates	21,833	9,204
Trade payables	187,066	342,780
Other non-trade payables	12,955	24,492
Accrual accounts	929	12,994
Total current liabilities	587,219	641,804
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,871,561	2,220,023

The accompanying Notes 1 to 21 are an integral part of the balance sheet at 31 December 2006.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy the Spanish-language version prevails

SOGECABLE, S.A.

INCOME STATEMENTS FOR 2006 AND 2005

(Thousands of Euros)

DEBIT	2006	2005	CREDIT	2006	2005
EXPENSES:			INCOME:		
Procurements	600,789	657,645	Revenue	752,850	985,730
Staff costs-			Other operating income	62	77
Wages and salaries	52,139	54,190			
Employee benefit costs	18,782	16,570			
Depreciation and amortisation charge	29,885	31,030			
Other operating expenses	171,024	214,168			
	872,619	973,603		752,912	985,807
Profit from operations	-	12,204	Loss from operations	119,707	-
Finance costs	98,638	86,506	Income from short-term investments	33,397	35,970
Exchange losses	10,140	13,083	Income from equity investments	400	316
			Exchange gains	9,507	6,483
	108,778	99,589		43,304	42,769
			Financial loss	65,474	56,820
			Loss on ordinary activities	185,181	44,616
Change in non-current asset allowances	81,456	(5,764)	Extraordinary income	6,725	680
Extraordinary expenses	14	4,717			
	81,470	(1,047)		6,725	680
Extraordinary profit	-	1,727	Extraordinary loss	74,745	-
			Loss before tax	259,926	42,889
Income tax	(43,897)	(731)			
			Loss for the year	216,029	42,158

The accompanying Notes 1 to 21 are an integral part of the income statement for 2006.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR 2006

(1) BRIEF DESCRIPTION OF THE COMPANY

Sogecable, S.A. was incorporated on 12 April 1989. At that time its main company object was the indirect management of a television service.

To this end, it participated in a public tender called on the basis of the provisions of Article 8 of Private Television Law 10/1988, of 3 May, and was awarded a licence for the indirect management of a television service, pursuant to a Council of Ministers resolution dated 25 August 1989, for an initial term of ten years, renewable at the request of Sogecable, S.A. by resolution of the Council of Ministers for successive ten-year periods. Sogecable, S.A. requested the renewal of the licence on 25 October 1999. By a resolution of the Council of Ministers dated 10 March 2000, this licence was renewed for a period of ten years.

Since it was awarded this licence, Sogecable, S.A. has produced and marketed the "Canal+" pay-television channel, both in its analogue version, and in its digital version, on the Group's satellite television platform. In March 2005 the Board of Directors of Sogecable, S.A. resolved to request authorisation from the competent authorities to modify the terms and conditions of the agreement for the indirect management of a television service entered into on 3 October 1989 between the Spanish Government and Sogecable, S.A., under which Sogecable S.A. had been operating the aforementioned licence, in order to eliminate the restriction on the number of hours of free-to-air broadcasting. This authorisation was granted by a Council of Ministers resolution dated 29 July 2005. Accordingly, on 7 November 2005, Sogecable, S.A. discontinued its analogue broadcasts of the "Canal+" pay-television channel and commenced broadcasting the "Cuatro" free-to-air channel in Spain.

From that date and through July 2006, Sogecable, S.A. continued to produce the digital version of "Canal+" for distribution on "Digital+", the Group's satellite digital television platform. On 31 July 2006, Sogecable, S.A. sold all its operations directly linked to pay television to CanalSatélite Digital, S.L., a directly and indirectly wholly-owned investee of Sogecable, S.A. (see Note 8). This transaction took place within the framework of a process to reorganise the management of the various businesses within the Sogecable Group. The selling price for the transfer of the line of business was determined on the basis of the carrying amount of the assets and liabilities directly associated with the transferred line of business.

On 3 January 2005, the Company, as the sole shareholder of Gestión de Derechos Audiovisuales y Deportivos, S.A., Servicios Técnicos de Sogecable, S.L., Cable Antena, S.A. and Plataforma Logística de Usuarios de Sogecable, S.L. decided, as part of the corporate, operating and functional restructuring plan undertaken by the Sogecable Group, to dissolve these subsidiaries without liquidation, effective for accounting purposes from 1 January 2005, through the transfer *en bloc* of their assets and liabilities to their sole shareholder, i.e. the Company, which assumed, from that date, all the subsidiaries' rights and obligations. It was resolved to reform these transactions under the tax regime for mergers, spin-offs and asset contributions provided for in Chapter VIII, Title VII of the Consolidated Spanish Corporation Tax Law.

Pursuant to Article 107 of Corporation Tax Law 43/1995, set forth below are the abridged dissolution balance sheets of these subsidiaries, which, in essence, are the balance sheets at 31 December 2004:

- Gestión de Derechos Audiovisuales y Deportivos, S.A.

Assets	Thousands of Euros	Shareholders' equity and Liabilities	Thousands of Euros
Non-current assets	19,249	Shareholders' equity	(32,015)
		Provisions for contingencies and expenses due to negative net worth of AVS	48,288
		Non-current payables to Group companies	55,677
Current assets:		Current liabilities:	
Receivable from Group companies and associates	60,346	Payable to Group companies and associates	3,010
Other current assets	5,883	Other current liabilities	10,518
	66,229		13,528
Total assets	85,478	Total shareholders' equity and liabilities	85,478

¤ Servicios Técnicos de Sogecable, S.L.

Assets	Thousands of Euros	Shareholders' equity and Liabilities	Thousands of Euros
Non-current assets	85,667	Shareholders' equity	6,517
		Non-current payables to Group companies	27,650
Deferred charges	300	Other non-current payables	4,020
Current assets:		Current liabilities:	
Receivable from Group companies and associates	18,587	Payable to Group companies and associates	58,220
Other current assets	2,470	Other current liabilities	10,617
	21,057		68,837
Total assets	107,024	Total shareholders' equity and liabilities	107,024

¤ Cable Antena, S.A.

Assets	Thousands of Euros	Shareholder's equity and Liabilities	Thousands of Euros
Non-current assets	-	Shareholders' equity	4,664
Current assets:		Current liabilities:	
Receivable from Group companies and associates	8,545	Payable to Group companies and associates	6,222
Other current assets	3,997	Other current liabilities	1,656
	12,542		7,878
Total assets	12,542	Total shareholders' equity and liabilities	12,542

- Plataforma Logística de Usuarios de Sogecable, S.L.

Assets	Thousands of Euros	Shareholders' equity and liabilities	Thousands of Euros
Non-current assets	1,813	Shareholder's equity	(506)
Current assets:		Current liabilities:	
Receivable from Group companies and associates	6,224	Payable to Group companies and associates	8,647
Other current assets	385	Other current liabilities	281
	6,609		8,928
Total assets	8,422	Total shareholders' equity and liabilities	8,422

The business activities previously carried on by Gestión de Derechos Audiovisuales y Deportivos, S.A., Servicios Técnicos de Sogecable, S.L., Cable Antena, S.A. and Plataforma Logística de Usuarios de Sogecable, S.L. continue to be carried on by Sogecable, S.A.

Sogecable, S.A.'s registered office is currently located in Tres Cantos (Madrid).

In view of the business activities carried on by the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to the financial statements.

(2) BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

True and fair view-

The financial statements, which were obtained from the Company's accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, present fairly the Company's net worth, financial position and results of operations. These financial statements for 2006, once they have been prepared by the Company's directors, will be submitted for approval by the shareholders at the Annual General Meeting, and it is considered that they will be approved without any changes. The 2005 financial statements were approved by the Shareholders at the Annual General Meeting on 21 March 2006.

Comparative information-

As indicated in Note 1, on 31 July 2006, Sogecable, S.A. sold all its operations directly linked to pay television to CanalSatélite Digital, S.L., a directly and indirectly wholly-owned investee of Sogecable, S.A. (see Note 8). This transaction took place within the framework of a process to reorganise the management of the various businesses within the Sogecable Group. As a result of this sale, for the purposes of comparing the financial information for 2006 and 2005, it should be taken into consideration that the income statement for 2006 only includes the income and expenses of transactions directly related to the pay-television business up to the date of the sale. Also, the balance sheet at 31 December 2006 of Sogecable, S.A. does not include the assets and liabilities directly related to this business.

(3) ALLOCATION OF LOSS

The Company's directors propose to allocate the loss for 2006 to "Accumulated Losses".

(4) ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying financial statements for 2006 were as follows:

a) *Start-up costs-*

New television channel pre-opening and launch expenses are recognised at cost and are amortised over the life of the channels, based on the projected number of subscribers.

Capital increase expenses, which relate mainly to taxes, lawyers' fees, public deed, registration and other necessary expenses, are amortised on a straight-line basis at an annual rate of 20%.

b) *Intangible assets-*

"Intellectual Property" reflects the amounts paid for the acquisition of the right to use certain trademarks or for the registration thereof. "Computer Software" includes the direct costs incurred in developing computer software and the acquisition cost of software applications acquired from third parties. The balances of these two accounts are amortised on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortised from the date on which its development is completed.

"Rights on leased Assets" are recognised, when there is no reasonable doubt that the purchase option will be exercised, as intangible assets at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recognised as a liability. The difference between the two amounts, which represents the finance costs on the transaction, is recognised as a deferred expense and is allocated to income each year by the interest method.

The leased assets consist mainly of plant, technical machinery, office furniture and computer hardware and are amortised by the straight-line method at annual rates based on their estimated useful lives, which are the same as the estimated useful lives of similar assets owned by the Company (see following section).

"Audiovisual Rights" includes the following items:

- Amounts paid for film productions. Amortisation of these amounts, which is based on the income generated by the related production, starts to be taken immediately after the date of commercial release.

- The acquisition cost of television distribution rights: In this case, the rights are amortised by the declining-balance method based on the duration of the rights under each contract.

- Advances to suppliers of audiovisual rights, which will be recovered at long term.

- The cost of various long-term audiovisual and publicity rights (including both the cost of rights currently being exploited and the cost of the options to exploit these rights in the future), these rights are amortised, on the basis of the estimated income obtained therefrom, over the term of the related contracts. At the date of preparation of these financial statements no decision had been made not to exercise these options.

c) ***Property, plant and equipment-***

Property, plant and equipment are carried at cost.

Periodic upkeep and maintenance expenses are charged to the income statement.

The Company depreciates its property, plant and equipment on a straight-line basis at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Structures	50
Plant, machinery and technical equipment	5-10
Computer hardware	5
Furniture and fixtures	10
Other items of property, plant and equipment	4-5

Pursuant to Spanish legislation, the items composing the "Land" account are not depreciable.

d) Long-term investments-

Holdings in investees and minority interests in other companies are valued at the lower of acquisition cost and underlying carrying amount of the holdings, adjusted by any unrealised gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

In the case of the investment in DTS, Distribuidora de Televisión Digital, S.A., the cost at which the shares received as a non-monetary contribution in the process described in the 2003 financial statements are recognised is the value indicated in the public deed of capital increase.

When the underlying carrying amount of the holdings is negative, the Company recognises the difference between that value and the cost of the holdings net of the investment valuation allowance under "Provisions for Contingencies and Expenses" in the accompanying balance sheet.

Since the Company is the head of a group, it is obliged under current legislation to prepare separate consolidated financial statements. Based on the contents of the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted in Europe, the Group's consolidated equity amounted to approximately EUR 201,672,000, consolidated loss for the year amounted to approximately EUR 38,193,000, and total assets and revenue amounted to approximately EUR 2,283,816,000 and EUR 1,654,037,000, respectively.

e) Deferred charges-

The Company has recognised under this item in the balance sheet at 31 December 2006 the costs incurred in arranging the loans and syndicated credit facilities described in Note 13, which are being allocated to income, at long term, on a straight-line basis over the term of the loans.

The costs in this connection, which, based on the aforementioned method, will be allocated to income in 2007, are recognised under "Accrual Accounts" on the asset side of the accompanying balance sheet at 31 December 2006.

f) Inventories-

Inventories are stated at cost and relate mainly to programme broadcasting rights.

- Broadcasting rights for "Canal+", the premium pay-television channel, for the period during which this channel was produced by the Company (see Note 1), were taken to income as follows:

    1. Film broadcasting rights acquired from third parties: these rights are taken to income on the basis of the showings and viewing figures for each showing per the Company's audience surveys. The percentages charged for each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

    2. Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.

    3. Series broadcasting rights: the cost of these rights is charged to income on a straight-line basis over the various showings.

    4. Other rights: these relate basically to documentaries, in-house productions and introductory programme slots, and are amortised when they are broadcast.

- Broadcasting rights for "Cuatro", the free-to-air television channel, are taken to income as follows:

    1. Film and series broadcasting rights acquired from third parties (outside productions): these rights are taken to income at the date of the showing. If rights are acquired to broadcast more than one showing, 75% of the cost is

charged to income at the date of the first showing and 25% at the date of the second showing.

2. Broadcasting rights for in-house or commissioned production programmes and series: the cost of these rights is charged to income in full at the date of the first showing.

3. Other rights: these are recognised as a period expense at the date of the related showing.

Also, the Company recognises the expense relating to the cost of inventories whose broadcasting rights have expired or whose recoverable amounts are substantially lower than acquisition cost.

g) Current/non-current classification-

The Company classifies debts due to be settled within 12 months as current items and debts due to be settled within more than 12 months as non-current items.

h) Income tax-

In 1996 the Company started to file consolidated income tax returns, in accordance with Law 43/1995, of 27 December. Sogecable, S.A. is the Parent of the tax group.

The income tax expense or income of each year is calculated on the basis of accounting profit before tax, increased or decreased, as appropriate, by the permanent differences from taxable profit, net of tax relief and tax credits. When calculating the current income tax expense or income, the Company treats as permanent differences the provisions recorded to the investment valuation allowance relating to holdings in companies in the tax group of which the Company is the Parent.

The application of the consolidated tax regime gave rise to certain tax credits for the Group. The Company recognised the related amounts under "Other Long-Term Receivables" in the accompanying balance sheet at 31 December 2006. These amounts are expected to be offset against the profits generated in future years (see Note 8).

At 31 December 2006, the Company recognised current income tax income of approximately EUR 43,897,000 in the accompanying income statement. This amount relates to the tax loss for the year and the unused tax credits contributed to the Group.

Following the approval of Law 35/2006, of 28 November, on Personal Income Tax and partially amending the Spanish Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws, the income tax rates applicable in the coming years have been reduced. Following this partial amendment of tax legislation, the tax rates are now as follows:

Tax Periods Commencing on or after:	Tax Rate
1 January 2007	32.5%
1 January 2008	30%

Consequently, in order to calculate the income tax income for 2006, the Sogecable Group applied the tax rates that are expected to apply when the tax losses incurred in the year are recovered, and the tax rate in force in 2006 for the taxable profit offset in 2006 with prior years' tax losses.

i) Foreign currency transactions-

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. Exchange differences arising from application of this translation method are charged or credited, as appropriate, to profit for the year.

At year-end, foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates then prevailing. Any exchange losses are charged to profit for the year, whereas exchange gains are not recognised as income until they are realised.

j) Revenue and expense recognition-

Revenue and expenses are recognised on an accrual basis.

However, in accordance with the accounting principle of prudence, only realised income at year-end is recognised, whereas foreseeable contingencies and losses, including possible losses, are recognised as soon as they become known.

k) Working capital-

As a result of the nature of the business activities of the Company and of the investments made in 2006, current liabilities exceed current assets. The directors consider that as a result of the revenue that will be generated in the future by the Company and the financing currently available, the Company will have sufficient funds to be able to settle its debts as they mature.

(5) START-UP COSTS

The transactions recognised in 2006 in the various accounts under this heading in the accompanying balance sheet are summarised as follows:

	Thousands of Euros		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 31/12/05	**3,002**	**3,239**	**6,241**
Additions	-	1,114	1,114
Retirements due to disposal of business	(512)	-	(512)
Amortisation	(2,452)	(968)	(3,420)
Balance at 31/12/06	**38**	**3,385**	**3,423**

The "Retirements due to Disposal of Business" line shows the carrying amount of the assets directly related to the pay-television business, which were derecognised as the price at which this business was sold to CanalSatélite Digital, S.L. (see Note 1).

The period additions to "Capital Increase Expenses" relate to the expenses incurred in the capital increase performed in 2006 (see Note 11).

(6) INTANGIBLE ASSETS

The transactions recognised in 2006 in the various intangible asset accounts and the related accumulated amortisation and allowances are summarised as follows:

	Thousands of Euros				
	Balance at 31/12/05	Additions	Disposals and Transfers	Retirements due to Disposal of Business	Balance at 31/12/06
Cost-					
Intellectual property	1,127	3,126	-	(3,000)	1,253
Computer software	39,235	4,033	(31)	(11,326)	31,911
Rights on leased assets	11,266	-	-	-	11,266
Audiovisual rights	153,778	54	(31,951)	(1,356)	120,525
Total cost	**205,406**	**7,213**	**(31,982)**	**(15,682)**	**164,955**
Accumulated amortisation-					
Intellectual property	(741)	(184)	-	61	(864)
Computer software	(31,891)	(3,858)	31	6,418	(29,300)
Rights on leased assets	(7,408)	(2,242)	-	-	(9,650)
Audiovisual rights	(53,509)	(8,788)	10,803	706	(50,788)
Total amortisation	**(93,549)**	**(15,072)**	**10,834**	**7,185**	**(90,602)**
Allowances	**(476)**	-	-	-	**(476)**

The retirements from "Audiovisuals Rights" in 2006 related mainly to audiovisual rights whose exploitation period and term had expired and which had been fully amortised at the date of derecognition. The positive carrying amount retired relates mainly to certain sporting audiovisual rights, which were assigned to Audiovisual Sport, S.L.

The "Retirement due to Disposal of Business" column shows the carrying amount of the assets directly related to the pay-television business, which were derecognised as the price at which this business was sold to CanalSatélite Digital, S.L. (see Note 1).

"Audiovisual Rights" includes approximately EUR 27,491,000 relating to the carrying amount of the cost of acquisition in 2001 of the right to commercially exploit 10% of all the rights of Real Madrid Club de Fútbol, including publicity rights of the club and its players and merchandising and other rights until June 2013.

At 31 December 2006, the Company had fully amortised intangible assets amounting to approximately EUR 35,325,000.

(7) PROPERTY, PLANT AND EQUIPMENT

The transactions recognised in 2006 in the various property, plant and equipment accounts and the related accumulated depreciation are summarised as follows:

	Thousands of Euros				
	Balance at 31/12/05	Additions	Disposals and Transfers	Retirements due to Disposal of Business	Balance at 31/12/06
Cost-					
Land and structures	42,371	-	-		42,371
Plant	23,451	1,326	(341)	(78)	24,358
Machinery and technical equipment	37,563	3,690	(2,196)	(7,955)	31,102
Computer hardware	10,895	1,261	(38)	-	12,118
Furniture and other items of property, plant and equipment	2,009	203	(46)	-	2,166
Total cost	116,289	6,480	(2,621)	(8,033)	112,115
Accumulated depreciation-					
Land and structures	(2,126)	(638)	-	-	(2,764)
Plant	(7,732)	(2,698)	24	12	(10,394)
Machinery and technical equipment	(18,552)	(5,850)	205	5,201	(18,996)
Computer hardware	(4,861)	(1,942)	4	-	(6,799)
Furniture and other items of property, plant and equipment	(1,012)	(265)	2	-	(1,275)
Total accumulated depreciation	(34,283)	(11,393)	235	5,213	(40,228)

The additions to "Plant", "Machinery and Technical Equipment" and "Computer Hardware" relate to investments made in 2005, mainly arising from the launch of the "Cuatro" free-to-air television channel (see Note 1).

The "Retirements due to Disposal of Business" column shows the cost and accumulated depreciation of the property, plant and equipment items directly related to the pay-television business, which were derecognised as the price at which this business was sold to CanalSatélite Digital, S.L. (see Note 1).

At 31 December 2006, the Company had fully depreciated property, plant and equipment in use amounting to approximately EUR 9,079,000. The Company's directors considered that its property, plant and equipment were adequately insured at 31 December 2006.

(8) LONG-TERM INVESTMENTS

The transactions recognised in 2006 in the various long-term investment accounts and the related allowances are summarised as follows:

	Thousands of Euros				
	Balance at 31/12/05	Additions	Disposals	Transfers	Balance at 31/12/06
Investments in Group companies	1,148,658	139,922	-	-	1,288,580
Investments in associates	69,941	-	(30)	-	69,911
Loans to Group companies	629,851	44,384	(76,436)	-	597,799
Loans to associates	4,792	-	-	-	4,792
Other long-term receivables	350,416	43,682	(44,418)	-	349,680
Deposits and guarantees	287	1	-	-	288
Allowances	(699,694)	(133,704)	54,170	(25,109)	(804,337)

a) Direct investments in Group companies and associates

The information on the Group companies and associates in which the Company holds direct ownership interests is presented in Appendix I to these financial statements.

The main transactions carried out in 2006 were as follows:

- In February 2006 the Company reached an agreement with the Warner Group and Dalbergia, S.L. for the acquisition by Sogecable, S.A. of their respective minority interests in the share capital of CanalSatélite Digital, S.L. Until that date, Sogecable, S.A. held an 85.5% ownership interest in that company and, following this agreement, Sogecable, S.A. directly or indirectly owns all the shares of CanalSatélite Digital, S.L.

The acquisition cost of this minority interest amounted to EUR 108,750,000, for which approximately EUR 2,683,000 were paid in cash and the remainder through an exchange for newly-issued shares of Sogecable, S.A. At the Annual General Meeting of Sogecable, S.A. held on 21 March 2006, the shareholders resolved to increase capital by the necessary amount, through the issuance of new shares at the weighted average market value in the five-day period prior to the Annual General Meeting, with the disapplication of pre-emption rights, since these shares would be paid through the non-monetary contribution of the shares of CanalSatélite Digital, S.L. owned by the Warner Group and Dalbergia, S.L. (see Note 11).

Also, on that same date, Sogecable, S.A. reached an agreement with the Warner Group to acquire its minority interest in Cinemanía, S.L., which represented 10% of its share capital. Consequently, Sogecable, S.A. owns, directly or indirectly, all the share capital of Cinemanía, S.L. (see Note 8-b below). The acquisition cost of this investment amounted to EUR 2,900,000.

- On 8 February 2006, the shareholders at the Annual General Meeting of Audiovisual Sport, S.L. resolved to increase capital by EUR 35,339,511.74 through the issuance of 5,880 shares ("participaciones") of EUR 6,010.1210 par value each. Eighty percent of this capital increase, i.e. approximately EUR 28,272,000, corresponded to Sogecable, S.A. The Company paid for this increase through the conversion into equity of net claimable loans granted by it to the subsidiary. On that same date, the shareholders at the Annual General Meeting of Audiovisual Sport, S.L. resolved to reduce capital by the same amount to offset accumulated losses.

  In 2006 Sogecable, S.A. reached certain agreements with third parties for the sale of 5% of the share capital of Audiovisual Sport, S.L. At the balance sheet date, this transaction had not yet been carried out.

- "Provisions for Contingencies and Expenses" in the accompanying balance sheet at 31 December 2006 includes the following amounts relating to the difference between the underlying carrying amount of Sogecable, S.A. holdings in the companies shown and the net cost of the related investment valuation allowances.

	Thousands of Euros
Compañía Independiente de Noticias de Televisión, S.L.	2,236
Sogecable Media, S.L.	2,152
	4,388

b) Indirect investments in Group companies and associates

The indirect holdings in Group companies and associates are as follows:

	Registered Office	% of Ownership	Thousands of Euros	
			Share Capital at 31/12/06	Shareholders' Equity at 31/12/06
Cinemanía, S.L.	Avda Artesanos, Tres Cantos, Madrid	90%	601	7,967
Sogecable Música, S.L. (*)	Gran Vía, 32, Madrid	50%	1.202	4,026
Jetix España, S.L. (*)	Avda Artesanos, Tres Cantos, Madrid	50%	301	1,613
Vía Atención Comunicación, S.L.	C/ Isabel Colbrand, Madrid	100%	4	(79)

(*) Companies not audited at the date of these financial statements

c) Long-term loans to Group companies

The detail of long-term loans to Group companies at 31 December 2006 is as follows:

	Thousands of Euros
DTS, Distribuidora de Televisión Digital, S.A.	586,956
Centro de Asistencia Telefónica, S.A.	6,000
Sogepaq, S.A.	1,775
Sogecable Media, S.L.	2,600
Compañía Independiente de Televisión, S.L.	468
	597,799

In 2003, as part of the plan for the financial restructuring of the Sogecable Group following the inclusion of DTS, Distribuidora de Televisión Digital, S.A. in the Group, most of the bank borrowings of the various Group companies were repaid. For this purpose, these companies received the financial support of Sogecable, S.A., which loaned them the amounts required to complete the aforementioned restructuring. The most significant loans to Group companies earn interest at market rates.

In 2006 Sogecable, S.A. granted a participating loan of approximately EUR 2,600,000 to Sogecable Media, S.L. This loan earns interest at market rates.

d) Long-term loans to associates

At 31 December 2006, "Long-Term Loans to Associates" included the participating loan of approximately EUR 4,792,000 granted by the Company to Compañía Independiente de Noticias de Televisión, S.L. This loan earns interest at market rates.

e) **Other long-term receivables**

The additions and retirements in 2006 relating to the tax assets and deferred tax assets recognised by the Company as indicated in Note 4-h, are summarised as follows:

	Thousands of Euros			
	Balance at 31/12/05	Additions	Retirements due to Tax Reform	Balance at 31/12/06
Tax assets	343,685	42,290	(43,457)	342,518
Deferred tax assets	6,731	1,392	(961)	7,162
Total	**350,416**	**43,682**	**(44,418)**	**349,680**

The Sogecable Group recognised tax loss carryforwards in respect of losses incurred in the launch of the satellite pay-TV business, the integration of DTS, Distribuidora de Televisión Digital, S.A. in recent years, and the launch of the "Cuatro" free-to-air TV channel. The recognition of these tax losses is justified since their recovery is reasonably assured on the basis of the recent performance of the pay and free-to-air TV businesses and the forecasts contained in the Sogecable Group's business plan.

In this respect, within the framework of the integration of DTS, Distribuidora de Televisión Digital, S.A. into the Sogecable Group, Group management prepared a long-term business plan, which it has kept updated and in which, among other things, matters relating to the Group's future strategy, compliance with the conditions for integration established by the Council of Ministers, studies by independent third parties, experiences of other operators similar to the Group in neighbouring countries, and the proven experience in recent years of the Sogecable Group in the pay-TV market in Spain were taken into account.

The assumptions used in this business plan, which were conservative, relate to matters such as the penetration of pay-TV in Spain, the Sogecable Group's share of this penetration, the evolution of the number of subscribers and of the prices of the services offered by the Group and the general trend in costs, in particular programming costs, within the current framework in which the Sogecable Group operates. In this respect, the projection for the long-term penetration of pay-TV in Spain, as far ahead as 2014, is several points below the current penetration rates in neighbouring countries. Also, these rates are generally lower than those projected by independent third-party consultants. Consequently, the estimated annual increases at short and medium term in the net subscriber figures are lower than the annual increases achieved in recent years by certain other European operators.

Following the launch at the end of 2005 of "Cuatro", the national free-to-air TV channel, the Group included this new business activity in its medium- and long-term business plan. To this end, it considered the current situation of the free-to-air advertising and TV market in Spain and estimated increasing, albeit conservative, market shares for the Group. This business plan includes sensitivity studies of the most significant assumptions in order to situate them in pessimistic scenarios.

The main conclusion of the aforementioned business plan is that, despite the fact that the Group incurred significant losses in 2003 and 2004, mainly as a result of the restructuring process linked to the integration of DTS, Distribuidora de Televisión Digital, S.A. into the Group, and in 2006, due mainly to the launch of "Cuatro", it will foreseeably report rising earnings figures at medium term which, together with its legal restructuring, will enable the tax assets recognised by Sogecable, S.A., DTS, Distribuidora de Televisión Digital, S.A. and CanalSatélite Digital, S.L. to be recovered within ten years.

Following the approval of Law 35/2006, of 28 November, on Personal Income Tax and partially amending the Spanish Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws, the income tax rates applicable in the coming years have been reduced. As indicated in Note 4-h, to calculate the income for income tax for 2006, the Sogecable Group applied the tax rates that are expected to apply when the tax losses incurred in the year are recovered and the tax rate in force in 2006 for the taxable profit offset in 2006 with prior years' tax losses.

Consequently, once the tax assets and deferred tax assets recognised in 2006 were determined by applying this policy, the Sogecable Group modified the value of these assets recognised in prior years, adjusting them to the tax rates that are expected to apply at the time of their expected recovery. The effect of this valuation adjustment at Sogecable, S.A. amounts to approximately EUR 44,418,000 and was recognised under "Accumulated Losses" in the accompanying balance sheet at 31 December 2006 (see Note 11), since the Group's directors consider that this valuation adjustment is associated with tax assets recognised in prior years, and for the purpose of ensuring that the income statement for 2006 presents fairly the Company's business activities during the year. Consequently, the tax assets in the balance sheet at 31 December 2006 are recognised at their estimated recoverable amount, whereas the Company's equity includes the full accounting effect resulting from the aforementioned changes in tax legislation.

(9) BALANCES AND TRANSACTIONS WITH GROUP COMPANIES AND ASSOCIATES

The balances of the related headings in the accompanying balance sheet at 31 December 2006 arose basically from the commercial transactions and loans between the Company and the Group companies and associates, other than those indicated in Note 8 above, and from the transfers of funds and the payments and collections made by these companies.

These accounts receivable and payable are classified as short-term items because the Company's directors consider that they will be offset within a period of 12 months as a result of ordinary transactions with Group companies and associates.

"Receivable from Group Companies" at 31 December 2006 includes various receivables relating to commercial transactions and loans granted, including most notably the account receivable from Sogecable Media, S.L. (approximately EUR 76,704,000).

"Payable to Group Companies" at 31 December 2006 includes various debts, including most notably the accounts payable to CanalSatélite Digital, S.L. (approximately EUR 100,250,000) and to DTS, Distribuidora de Televisión Digital, S.A. (approximately EUR 52,862,000).

The detail of the transactions with Group companies and associates in 2006 is as follows:

	Thousands of Euros				
	Services Provided	Finance Income	Procure-ments	Other Operating Expenses	Finance Costs
Group companies	684,475	30,763	121,670	39,181	-
Associates	15,478	208	71,159	20,511	20,212
	699,953	30,971	192,829	59,693	20,212

(10) SUNDRY ACCOUNTS RECEIVABLE

The balance of this heading in the accompanying balance sheet at 31 December 2006 includes mainly the advances paid to various suppliers for the acquisition of audiovisual rights.

(11) SHAREHOLDERS' EQUITY

The transactions recognised in equity accounts in 2006 are summarised as follows:

	Thousands of Euros						
	Share Capital	Share Premium	Legal Reserve	Voluntary Reserve	Other Reserves	Accumulated Losses	Loss for the Year
Balance at 31 December 2005	267,129	705,968	12,533	48,886	-	(581,534)	(42,158)
Allocation of 2005 loss	-	-	-	-	-	(42,158)	42,158
Capital increases	9,736	100,258	-	-	-	-	-
Conversion of redeemable shares into common shares	-	7,888	-	-	-	-	-
Redeemable shares issued	-	-	-	-	(2,139)	-	-
Effect on equity of tax reform	-	-	-	-		(44,418)	
2006 loss	-	-	-	-	-	-	(216,029)
Balance at 31 December 2006	276,865	814,114	12,533	48,886	(2,139)	(668,110)	(216,029)

Share capital-

At 31 December 2005, the share capital was represented by 133,564,631 fully subscribed and paid registered shares of EUR 2 par value each.

At the Annual General Meeting of Sogecable, S.A. on 21 March 2006, the shareholders resolved to increase share capital by the amount required to acquire the minority interest in CanalSatélite Digital, S.L. described in Note 8, through the issuance of new shares at the weighted average market price in the five-day period prior to the Annual General Meeting, with the disapplication of pre-emption rights. On 31 March capital was increased, through the issuance of 3,297,082 new common shares of EUR 2 par value each, with a share premium of EUR 30.17 per share, fully subscribed and paid through the non-monetary contribution of the shares of CanalSatélite Digital, S.L. owned by TW Spanish TV Investments LLC (the Warner Group) and Dalbergia, S.L. Effective trading of these shares on the stock market began on 10 April 2006.

Also, on 26 April 2006, the capital increase at Sogecable, S.A. agreed on by the shareholders at the Annual General Meeting held on 27 April 2005 was carried out through the issuance of 1,570,594 class B redeemable shares of four different series of EUR 2 par value each and a share premium of EUR 0.50 each. The purpose of the capital increase was to cover the Sogecable, S.A. share option plans for executive directors and executives of the Company that had been approved by the shareholders at the General Meetings held on 16 May 2000 and 13 May 2003. For this purpose, a bank entity subscribed and paid the capital increase in full in cash.

The redeemable shares issued provide their holders with the same rights as the common shares, except as provided for in Article 5bis of the bylaws of Sogecable, S.A. in relation to redemption rights. The bank that subscribed the capital increase undertook not to exercise the voting rights carried by these shares.

At 31 December 2006, the 715,090 redeemable shares of the first two series had been converted into common shares. Consequently, these two series were extinguished and the number of class A common shares was increased, since the Company's executive directors and executives had exercised their Sogecable, S.A share options. These shares have been effectively traded on the stock market since they were converted into common shares once the formalities required for the admission to public listing of the shares had been completed. Consequently, at 31 December 2006, there were 855,504 outstanding redeemable shares with an issue value of EUR 2.5 each, and the corresponding liability was recognised with a charge to "Other Reserves" in the accompanying balance sheet.

Following these capital increases, at 31 December 2006, the share capital was represented by 138,432,307 fully subscribed and paid registered shares of EUR 2 par value each.

On 2 November 2005, Promotora de Informaciones, S.A. (PRISA) submitted to the Spanish National Securities Market Commission (CNMV) a takeover bid for shares representing 20% of the share capital of Sogecable, S.A. The aforementioned bid was conditional upon the acquisition by PRISA of shares representing at least 16% of the Company's share capital. Once the takeover bid for Sogecable, S.A. shares launched by Promotora de Informaciones, S.A. had been duly authorised and approved, it was carried out in 2006.

The detail of the shareholders and of their respective percentages of ownership at the date of preparation of these financial statements is as follows:

	Percentage of Ownership
Promotora de Informaciones, S.A.	42.936
Telefónica de Contenidos, S.A.U.	16.097
Vivendi Universal, S.A. (*)	5.498
Other	35.469
	100.000

(*) Direct and indirect holding as reported by Vivendi Universal to the CNMV in October 2006.

Share premium-

The share premium arose in 1999 when the Company's Executive Committee, with the prior authorisation of the Board of Directors (which in turn had previously been authorised by the shareholders at the Annual General Meeting), resolved to increase share capital by EUR 13,447,506 through the issuance of 6,723,753 new shares of EUR 2 par value each. The amount of the share premium relating to the shares offered in the IPO was established as the difference between the offer price and the par value of each share. On 21 June 1999, the Company's shares were admitted to listing on the Spanish computerised trading system ("Continuous Market").

Subsequently, in 2003, in the capital increase arranged for subscription by the shareholders of DTS, Distribuidora de Televisión Digital, S.A., 28,980,629 new shares of EUR 2 par value each were subscribed. These shares were fully subscribed and paid through the non-monetary contribution of the shares of DTS, Distribuidora de Televisión Digital. The share premium in this capital increase amounted to EUR 13.51 per share.

In 2005 capital was increased in order to repay the participating loans granted by the Company's reference shareholders on the integration of DTS, Distribuidora de Televisión Digital, S.A. 7,560,261 new shares of EUR 2 par value each were subscribed, with a share premium of EUR 22.47 per share.

In 2006, as a result of the capital increase required for the acquisition of the minority interests in CanalSatélite Digital, S.L. described above, 3,297,082 new common shares of EUR 2 par value were issued, with a share premium of EUR 30.17 per share, and were subscribed and paid in full through the aforementioned non-monetary contribution.

In addition, the capital increase to cover the share option plans of Sogecable, S.A. for the Company's executive directors and executives was carried out in 2006, through the issuance of 1,570,594 class B redeemable shares of four different series of EUR 2 par value and a share premium of EUR 0.50 each.

Also, this heading in the balance sheet at 31 December includes the difference between the issue value of the redeemable shares converted into common shares and the market value thereof once they had been converted into common shares and the conditions agreed on with the bank that subscribed the shares had been complied with. This amount was approximately EUR 7,888,000.

The Spanish Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

Legal reserve-

Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

(12) SUBORDINATED LOAN FROM SHAREHOLDERS

Under the agreements entered into by Sogecable, S.A. and Telefónica in 2003, which are described in detail in the financial statements for that year, for the purpose of contributing to the financing of the integration of DTS, Distribuidora de Televisión Digital, S.A. into the Group, Sogecable, S.A. offered its shareholders the possibility of participating in the grant of a subordinated loan of EUR 175,000,000 to the Company. This loan was fully subscribed on 19 August 2003, the main participant being Telefónica de Contenidos, S.A.U., which granted approximately EUR 172,493,000.

The subordinated nature of this loan relates mainly to the fact that any amount owed thereunder will be conditional upon the meeting of the payment obligations claimable at any time under the syndicated loan arranged by the Company with a group of banks, as described in Note 13. The loan is subordinated until 31 December 2010. The subordinated loan matures at nine years and bears annual interest of 10.28%.

In addition to the fixed remuneration on the subordinated loan, when it was subscribed, the Company delivered 1,260,043 warrants conferring the right to purchase shares of Sogecable, S.A. with no additional disbursement other than the repayment of the loan. Each warrant grants the right to acquire one share of Sogecable, S.A. at a price of EUR 26 on maturity of the subordinated loan. At the exercise date of the warrants, Sogecable, S.A. may opt to deliver shares of the Company at the established exercise price or to settle the difference between the market value of the shares and this exercise price. The Company recognises an expense under "Finance Costs" in the accompanying income statement for the difference between the exercise price of the warrants and the estimated value of the shares at the exercise date, in the period remaining until the warrants mature. In any case, in May 2003 the Annual General Meeting authorised the Board of Directors, should the need arise, to carry out a capital increase to cover this issue.

In 2005, as part of the renegotiation of the syndicated bank loan carried out by Sogecable, S.A. with a group of banks (see Note 13), the Group repaid the principal and all the accrued interest payable until that date, which totalled approximately EUR 3,006,000, net of tax, to all the lenders that did not subordinate their loan to the new bank financing arrangement.

Since then the Group has paid to the shareholders that maintained their subordinated loans the interest accrued in 2006 and 2005 amounting to approximately EUR 17,181,000, net of tax, in each year. Accordingly, at 31 December 2006, the balance of this heading in the accompanying balance sheet included the initial loan principal outstanding, amounting to approximately EUR 172,496,000, plus the accrued interest capitalised at 1 January 2005, relating to the shareholders which maintained their subordinated loans at 2006 year-end.

In 2006 the Sogecable Group arranged financial instruments to hedge the short-term price risk of the warrants and share options issued under the plans described in Note 16, whose settlement, based on the conditions agreed upon with the entities with which the instruments were arranged, gave rise to period finance income of approximately EUR 7,790,000.

(13) BANK BORROWINGS

The detail of the Company's bank borrowings at 31 December 2006 is as follows:

	Thousands of Euros			
	Maturity	Credit Limit Granted	Drawn down Amount Maturing at Short Term	Drawn down Amount Maturing at Long Term
Syndicated loan and credit facility	2007-2011	1,200,000	110,000	810,000
Other credit facilities	2007	64,000	44,254	-
		1,264,000	154,254	810,000

In 2005 the Sogecable Group renegotiated the terms and conditions of the financing arrangements then outstanding and in July 2005 entered into a new syndicated loan agreement, which replaced the prior agreement, for a total amount of EUR 1,200,000,000. This new agreement consists of a long-term loan of EUR 900,000,000 and a short-term credit facility of EUR 300,000,000 drawable throughout the term of the loan. The loan portion matures at six-and-a-half years and is repayable in ten consecutive half-yearly increasing instalments. Repayment will commence in 2007 with payments totalling EUR 90,000,000, and the final payment will be made in December 2011. The maturity schedule of the loan is as follows:

	Thousands of Euros
2007	90,000
2008	180,000
2009	180,000
2010	225,000
2011	225,000
	900,000

The interest rate applicable to this syndicated loan and credit facility is Euribor plus a spread, which was initially set at 0.95%. However, the agreement provides for the adjustment of the spread to between 1.15% and 0.50% based on the degree to which certain financial ratios are achieved. In conformity with the financing agreement, the Group has arranged certain interest rate hedges which establish interest rate caps.

This loan agreement stipulates that the Group must comply with certain obligations, including a limit on bank borrowings, other than that under the agreement, of EUR 100,000,000, and restrictions on the guarantees and financing that the Sogecable Group may provide to non-significant subsidiaries and to third parties, on changes to the control, structure and shareholdings of the Parent, on the sale or disposal by Sogecable, S.A. of shares or ownership interests in significant Group companies, on the distribution of dividends, except in certain cases, and on the sale or disposal of significant assets of these companies. The Group must also comply with certain financial ratios during the term of the loan. Group management considers that all the obligations under this agreement were being reasonably met at the reporting date. The debt-to-EBITDA ratio established in the agreement had been exceeded slightly at 31 December 2006, although Group management considers that, according to the main syndicated banks, the financing agreement will not be materially modified.

This agreement is jointly and severally guaranteed by the Sogecable Group companies which, in accordance with certain parameters established in the agreement, were considered significant subsidiaries at the reporting date, namely: CanalSatélite Digital, S.L., DTS, Distribuidora de Televisión Digital, S.A., Sociedad General de Cine, S.A., Sogepaq, S.A., and Compañía Independiente de Televisión, S.L. Audiovisual Sport, S.L., despite being a significant company, is excluded from being a guarantor of the loan until compliance with certain terms and conditions established in the agreement oblige it to become party to it.

Under the agreement, pledges were arranged on all the equity interests owned by Sogecable, S.A. in the other significant companies and loan guarantors, on trademarks, other intangible assets and property, plant and equipment, and on present and future collection rights, as provided for by the agreement. Additionally, the mortgage securing the loan taken out on the property owned by the Sogecable Group in Tres Cantos (Madrid), which houses the registered office of Sogecable, S.A., was cancelled in 2006.

The total amount of bank borrowings maturing in 2007 includes balances drawn down against certain credit facilities maturing at over one year, although the related agreements provide for annual renewals and, accordingly, the Company classified these balances under "Current Bank Borrowings" in the accompanying balance sheet at 31 December 2006. Also, this same amount at 31 December 2006 includes the unmatured interest accrued at that date amounting to approximately EUR 6,150,000.

"Non-Current Bank Borrowings" and "Current Bank Borrowings" in the accompanying balance sheet at 31 December 2006 included the financial liability relating to the redeemable shares issued and not yet converted into common shares amounting to EUR 1,173,000 and EUR 966,000, respectively.

At 31 December 2006, the Company had provided guarantees for various credit facilities arranged by Group companies with a total limit of EUR 25,000,000, against which approximately EUR 24,877,000 had been drawn down.

(14) TAX MATTERS

Income tax is calculated on the basis of accounting profit determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable profit.

In 1996 the Company started to file consolidated tax returns pursuant to Law 43/1995, of 27 December. At 31 December 2006, Sogecable, S.A. was the Parent of the tax group, which included the following subsidiaries: Centro de Asistencia Telefónica, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L., CanalSatélite Digital, S.L., Sogepaq, S.A., Audiovisual Sport, S.L., DTS, Distribuidora de Televisión Digital, S.A., Vía Atención Comunicación, S.L., Sogecable Media, S.L. and Sogecable Editorial, S.L.

The reconciliation of the accounting loss for 2006 to the tax loss for income tax purposes is as follows:

	Thousands of Euros
Accounting loss for the year before tax	(259,926)
Temporary differences	4,642
Permanent differences	113,938
Tax loss	**(141,346)**

In order to determine the consolidated tax base for the year, the Sogecable Group first offsets the companies' individual tax losses incurred prior to their inclusion in the consolidated tax group.

Pursuant to current legislation, the consolidated tax group of which the Company is the Parent has 15 years in which to offset its tax losses, the detail of which, by year, is as follows:

Year	Thousands of Euros
1998	27,390
1999	47,608
2000	25,928
2002	106,280
2003	445,238
2004	256,301
2005	66,328
2006	136,267

Also, the consolidated tax group of which the Company is the Parent has various unused tax credits amounting to approximately EUR 34,504,000.

The Company has the last four years open for review by the tax authorities for all the taxes applicable to it. No additional material liabilities are expected to arise for the Company in the event of a tax audit.

(15) INCOME AND EXPENSES

The breakdown of the Company's revenue in 2006 is as follows:

	Thousands of Euros
Subscribers	227,417
Advertising	190,626
Other	334,807
	752,850

The Company makes purchases in foreign currencies for significant amounts which are not disclosed because of their strategic nature for the Company.

Headcount-

The average number of employees by category in 2006 was as follows:

	Average Number of Employees
Managers	54
Department heads	60
Other employees	1,012
	1,126

Under current labour legislation, companies are required to pay termination benefits to employees terminated under certain conditions. The Company's directors consider that no significant terminations will arise in the future, and, accordingly, the accompanying balance sheet at 31 December 2006 does not include any provision in this connection.

Fees paid to auditors-

The fees for the audit of the Company's financial statements amounted to approximately EUR 147,500. Additionally, the Company's auditors earned approximately EUR 15,000 for providing other audit services and EUR 139,000 for other services. These amounts are recognised under "Other Operating Expenses" in the accompanying income statement for the year ended 31 December 2006.

(16) REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In 2006 the remuneration earned by the Company's directors amounted to approximately EUR 2,669,000.

As a result of the share option plan involving Company shares described in Note 18, the directors of Sogecable, S.A. hold options to acquire shares of the Company representing 0.05% of the par value of the share capital.

The Company has not granted any advances or loans to its directors and it does not have any pension obligations to them.

Pursuant to Article 127 ter.4 of the Spanish Companies Law, introduced by Law 26/2003, of 17 July, which amends Securities Market Law 24/1988, of 28 July, and the Consolidated Spanish Companies Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the company object of Sogecable, S.A. and its Group in which the members of the Board of Directors own equity interests, and of the functions that they discharge thereat, excluding the companies that form part of the Group:

Director	Company	% of Owner-ship	Position or Functions
Luis Abril Pérez	Telefónica, S.A.	0.000	General Manager
Juan Mª Arenas Uría	Eventos, S.A.	0.000	Sole Director
Juan Luis Cebrián Echarri	Promotora de Informaciones , S.A.	0.560	CEO
	Le Monde, S.A.	0.000	Director
	Cadena Redifusora Mexicana, SA de CV	0.000	Director
	Paltrieva, S.A.	0.000	Director
	Diario El País, S.L.	0.000	CEO
	Grupo Media Capital, SGPS S.A.	0.000	Director
	Prisa División Internacional, S.L.	0.000	Representative of Prisa (Director)
	S.Serv. Radiofónicos Unión Radio, S.L.	0.000	Director
	Radio Televisora de Mexicali, S.A. de CV.	0.000	Director
	Xezz S.A. de C.V.	0.000	Director
	Le Monde Europe, S.A.	0.000	Representative of Prisa (Management Committee)
	Radio Tapatia, S.A. de C.V.	0.000	Director
	Sociedad Española de Radiodifusión, S.A.	0.000	Director
	Radio Comerciales, S.A. de C.V.	0.000	Director
	Radio Melodía, S.A. de C.V.	0.000	Director

Javier Díez de Polanco	Promotora de Informaciones, S.A.	0.007	Director
	Sociedad Española de Radiodifusión, S.A.	0.000	Director
	S.Serv. Radiofónicos Unión Radio, S.L.	0.000	Director
	Paltrieva, S.A.	0.000	Director
Diego Hidalgo Schnur	Diario El País, S.L.	0.000	Director
	Promotora de Informaciones, S.A.	0.001	Director and member of the Remuneration and Appointments Committee
	Sociedad Española de Radiodifusión, S.A.	0.000	Director
Gregorio Marañón Bertrán de Lis	Promotora de Informaciones, S.A.	0.014	Director and member of the Remuneration and Appointments Committee
	Sociedad Española de Radiodifusión, S.A.	0.000	Director
	S.Serv. Radiofónicos Unión Radio, S.L.	0.000	Director
Agnes Noguera Borel	Promotora de Informaciones, S.A.	0.000	Director
	Sociedad Española de Radiodifusión, S.A.	0.000	Director
	S.Serv. Radiofónicos Unión Radio, S.A.	0.000	Director
	Diario El País, S.L.	0.000	Director
Francisco Pérez González	Promotora de Informaciones, S.A.	0.008	Director
	Diario El País, S.L.	0.000	Director
	Sociedad Española de Radiodifusión, S.A.	0.000	Director
Ignacio Polanco Moreno	Promotora de Informaciones, S.A.	0.001	Deputy Chairman
	Sociedad Española de Radiodifusión, S.A.	0.000	Director
	S.Serv. Radiofónicos Unión Radio, S.A	0.000	Director
	Diario El País, S.L.	0.000	Director
	Paltrieva, S.A.	0.000	Director
Manuel Polanco Moreno	Promotora de Informaciones, S.A.	0.001	Director
	Vertix SGPS, S.A.	0.000	Director
	Promotora de Emisoras TV, S.A.	0.000	Director
	Grupo Media Capital SGPS, S.A.	0.000	Director
	Promotora Audiovisual de Jaén, S.A.	0.000	Director
	Diario As, S.L.	0.000	Director
	Productora de TV de Almería, S.A.	0.000	Director
	Gestión de Medios de Prensa, S.A.	0.000	Director
	Antena3 de Radio, S.A.	0.000	Director
Leopoldo Rodés Castañé	Havas	0.001	Director
	Media Planning Group, S.A.	0.000	Chairman
Luis Blasco Bosqued	Telefónica de Contenidos, S.A.U.	0.000	Executive Chairman
	Telefónica, S.A.	0.002	General Manager
Julio Linares López	Telefónica, S.A.	0.001	Executive Director
	Cesky Telecom, S.A.	0.000	Deputy Chairman - Supervisory Board

Also, in 2006 the Company did not perform with its directors any transactions not relating to its ordinary business operations or any transactions not carried out on an arm's length basis.

(17) FUTURE COMMITMENTS

At 31 December 2006, the Company had euro and foreign currency payment commitments and collection rights for a net amount payable of approximately EUR 69,367,000. The net amounts payable in relation to these commitments fall due as follows:

Year	Thousands of Euros
2007	66,167
2008	2,000
2009	1,200
	69,367

The obligation to pay the amounts agreed upon in the purchase agreements arises only if the suppliers fulfil all the contractually established terms and conditions.

These future payment obligations were estimated taking into account the agreements in force at the present date. As a result of the renegotiation of certain agreements, these obligations might differ from those initially estimated.

(18) SHARE OPTION PLAN

At the Annual General Meetings on 16 May 2000 and 13 May 2003, the shareholders resolved to establish share option plans for the Company's executive directors and executives, exercisable annually between 2003 and 2008. In 2006 one of the share option plans expired and was exercised by the Group's executive directors and executives, there being a total of 108 beneficiaries. The options exercised in 2006 and 2005 were covered by the redeemable share issue plans described in Note 11.

At 31 December 2006, there were approved outstanding plans for a total of 855,504 shares, maturing in 2007 and 2008. At 31 December 2006, the Company recognised a liability for the estimated maximum cost at that date of the execution of the approved outstanding plans, which is periodically adjusted on the basis of the share price, and any changes in value are recognised in the accompanying income statement for the year. The total effect on the income statement for 2006 was income of approximately EUR 8,905,000.

The Annual General Meetings of Sogecable, S.A. authorised the Company's Board of Directors to carry out, where appropriate, the related capital increases, with the disapplication of pre-emption rights, to cover these option plans. In this connection, at the

Annual General Meeting on 27 April 2005, the shareholders resolved to increase capital through the issuance of 1,570,594 redeemable shares of EUR 2 par value each and a share premium of EUR 0.50 per share, with the total disapplication of pre-emption rights, since these shares are intended to cover the share option plans approved in the past. As indicated in Note 11, the capital increase required to cover these share option plans was also approved at this Annual General Meeting and was carried out through the issuance of redeemable shares.

The detail of the approved outstanding option plans at 31 December 2006 and of their corresponding maturity dates, is as follows:

Year Granted	Maturity	Number of Share Options
2004	2007	386,500
2005	2008	469,004

(19) LITIGATION AND CLAIMS IN PROCESS

In 2005 the Supreme Court handed down decisions dismissing the appeals filed by the cable operators (ONO and the members of Agrupación de Operadores de Cable, AOC) and other third parties (Telecinco and Disney) against the Council of Ministers Resolutions authorising the integration of DTS, Distribuidora de Televisión Digital, S.A. into Sogecable. Also, in 2005 the Supreme Court dismissed the appeal filed by Sogecable against four conditions of the same Council of Ministers Resolution. These decisions were reported in the 2005 financial statements. In 2006 the Supreme Court handed down a new judgement dismissing the appeal filed by AUNA against the same resolution and declared all the judgements on this matter to be final.

In 2006 the Madrid Provincial Appellate Court handed down decisions on all the appeals filed by Sogecable, rendering null and void all the awards made by the Spanish Telecommunications Market Commission (CMT) in 2004, which partially upheld the requests for arbitration filed at the Commission by Telecable, Tenaria and Euskaltel, requesting amendments to the contracts entered into with Audiovisual Sport for the pay-per-view distribution rights for the Spanish Football League and Knockout Cup matches. In all the cases, the Provincial Appellate Court found that the CMT was not the competent agency.

Also, in 2003 and 2004 the cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the CMT, requesting the right to receive an offer to market several channels provided by Sogecable to its subscribers. The CMT announced its decisions in connection with each case -on the proceeding brought by Auna in 2004 and on the proceedings brought by the other operators in 2005- partially upholding the requests for arbitration and ordering Sogecable to submit an offer for the Gran Vía and Canal + Deportes channels. Sogecable filed an appeal at the Madrid Provincial Appellate Court to have these awards set aside and during 2006 the Provincial Appellate Court handed down judgments confirming the awards made by the CMT. The internal and external advisers and the directors consider that the enforcement of these decisions will not give rise to any material liabilities that have not already been recognised.

The collection societies A.I.E. and A.I.S.G.E. filed a complaint against Sogecable seeking compensation in connection with intellectual property rights. In 2002 a decision was handed down partially upholding the complaint of these societies. The Company filed an appeal which was dismissed by the Madrid Provincial Appellate Court in 2003. Sogecable filed a cassation appeal against the provincial appellate court's judgment in the related appeal. To date, there have been no further developments in this connection. The directors and the internal and external advisers do not expect any material liabilities not already recognised to arise for the Company as a result of the outcome of this appeal.

In December 2006 SGAE filed a new complaint against Sogecable seeking compensation in connection with intellectual property rights used by Sogecable in "Cuatro", its free-to-air television channel. The Company filed a counterclaim against this proceeding because it considers that the payment for the rights should be reduced by 50%. The Company's directors and the Group's internal and external legal advisers do not expect any material liabilities not yet recognised to arise as a result of the outcome of this proceeding.

AGEDI filed a complaint against Sogecable, S.A. (with CanalSatélite Digital, S.L. and DTS, Distribuidora de Televisión Digital, S.A. as joint respondents) seeking compensation in connection with intellectual property rights for a period not covered by an agreement with the society. The Company's directors and the Group's internal and external legal advisers do not expect any material liabilities not yet recognised to arise as a result of the outcome of this proceeding.

AOC filed an appeal for judicial review against the Council of Ministers Resolution dated 29 July 2005 modifying Sogecable's concession charter and authorising it to broadcast free-to-air 24 hours a day. The directors and the internal and external advisers do not expect any material liabilities not yet recognised to arise from this proceeding because the appeal is expected to be dismissed.

Additionally, the Company is involved in other minor claims which the directors and the internal and external advisers consider will not give rise to any material liabilities.

(20) STATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are Sogecable, S.A.'s statements of changes in financial position for 2006 and 2005:

APPLICATION OF FUNDS	Thousands of Euros 2006	Thousands of Euros 2005
Funds applied in operations:		
Loss for the year	216,029	42,158
Add (less) -		
Depreciation and amortisation charge	(29,885)	(31,030)
Change in non-current asset and other allowances	(81,456)	5,764
Deferred charges	(6,125)	(6,360)
Deferred income	6,300	10,800
Other income and provisions for expenses	10,026	(3,591)
Income tax	43,897	731
	158,786	18,472
Non-current asset additions:		
Inclusions due to transfer of assets	-	106,739
Start-up costs	1,114	2,914
Intangible assets	7,213	7,229
Property, plant and equipment	6,480	13,120
Long-term investments	184,092	88,842
Deferred charges	-	6,546
Repayment of non-current liabilities	91,575	414,480
Write-off of non-current liabilities due to disposal of busines	19,259	-
Other provisions for contingencies and expenses	-	1,878
Derecognition of provisions for contingencies due to dissolu	-	32,520
TOTAL FUNDS APPLIED	468,519	692,740
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	-	-

SOURCE OF FUNDS	Thousands of Euros 2006	Thousands of Euros 2005
Capital increases	115,743	184,999
Non-current liabilities	1,173	1,581
Inclusion of provisions for contingencies due to transfer of asset	-	48,288
Net disposals or derecognitions of non-current assets:		
Derecognition of non-current assets due to disposal of business	11,830	-
Intangible assets	21,148	138
Property, plant and equipment	2,386	52
Long-term investments	76,466	294,644
Derecognition of long-term investments due to dissolutions	-	94,510
TOTAL FUNDS OBTAINED	228,746	624,212
FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	239,773	68,528

VARIATION IN WORKING CAPITAL	Thousands of Euros 2006 Increase	2006 Decrease	2005 Increase	2005 Decrease
Inventories	-	160,649	53,128	-
Accounts receivable	-	115,763	-	38,111
Short-term investments	-	30	103	-
Cash	-	286	-	99
Accrual accounts	-	5,565	15,226	-
Trade payables	106,347	-	-	46,835
Other payables	-	63,827	-	51,940
TOTAL	106,347	346,120	68,457	136,985
VARIATION IN WORKING CAPITAL		239,773	-	68,528

(21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

APPENDIX I

Group companies

INVESTEE	ADDRESS	LINE OF BUSINESS	Carrying Amount	% OF OWNERSHIP	SHARE CAPITAL	RESERVES	PROFIT (LOSS)
Centro de Asistencia Telefónica, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Services	3,065	99.7	3,077	1,805	15
CanalSatélite Digital, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	353,627	99.999	159,196	55,298	48,927
Sociedad General de Cine, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Production and management of audiovisual rights	6,010	99.99	6,010	15,352	998
Compañía Independiente de Televisión, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and exploitation of audiovisual rights	33,333	99.99	601	15,196	17,551
Sogepaq, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and distribution of audiovisual rights	16,091	99.99	18,030	(2,261)	322
Audiovisual Sport, S.L.	Diagonal, 477 Barcelona	Management and distribution of audiovisual rights	4,572	80	6,220	(18)	(488)
DTS Distribuidora de Television Digital, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	126,177	99.99	346,168	(210,181)	(9,702)
Cinemanía, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of theme channels	2,819	10	601	4,389	2,977
Sogecable Media, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Marketing of advertising space	-	75	3	(590)	(2,282)
Sogecable Editorial , S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management of intellectual property rights	1	99.99	3	-	(3)

Associates

INVESTEE	ADDRESS	LINE OF BUSINESS	Carrying Amount	% OF OWNERSHIP	SHARE CAPITAL	RESERVES	PROFIT (LOSS)
Canal + Investments, Inc. (*)	Beverly Hills, California, USA	Film production	6,603	60	15,003	N/A	N/A
Compañía Independiente de Noticias de Televisión, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	-	50	1,442	(5,913)	0
Canal Club de Distribución de Ocio y Cultura, S.A.	Hermosilla, 112- MADRID	Mail order sales	1,854	25	3,907	(995)	884
Real Madrid Gestión de Derechos, S.L.	Concha Espina, s/n- MADRID	Management of publicity and audiovisual rights	-	10	6	160	27

(*) Shareholders' equity at 31 December 2006

END